APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Client Name:	**Client Name**	**The North Dakota Small Business Development Center has prepared**
FINANCIAL STATEMENT:	Summary Balance Sheet	**these financial projections from information communicated by the Client.**
Date Prepared	Date	**We are not licensed by the state of North Dakota to practice Public Accounting**
		and can therefore give no opinion or assurance on the statements.

Quarter Ending:	Mar-20	Jun-20	Sep-20	**Dec-20**	Mar-21	Jun-21	Sep-21	**Dec-21**	Mar-22	Jun-22	Sep-22	**Dec-22**	**Year 4**	**Year 5**
Cash	$3,937	$7,873	$11,810	**$15,747**	$22,753	$29,759	$36,765	**$43,772**	$53,794	$63,815	$73,837	**$83,859**	**$75,836**	**$67,814**
Accounts Receivable	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Inventory	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Prepaids	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Other	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Current Assets	$3,937	$7,873	$11,810	**$15,747**	$22,753	$29,759	$36,765	**$43,772**	$53,794	$63,815	$73,837	**$83,859**	**$75,836**	**$67,814**
Net Fixed Assets	$40,000	$40,000	$40,000	**$40,000**	$40,000	$40,000	$40,000	**$40,000**	$40,000	$40,000	$40,000	**$40,000**	**$40,000**	**$40,000**
Net Intangibles	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Other	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
TOTAL ASSETS	$43,937	$47,873	$51,810	**$55,747**	$62,753	$69,759	$76,765	**$83,772**	$93,794	$103,815	$113,837	**$123,859**	**$115,836**	**$107,814**
Notes Payable - Bank	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Notes Payable - Other	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Line of Credit Payable	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Accounts Payable	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Accruals	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Taxes Payable	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
CPLTD-Loan 1	$6,340	$6,428	$6,516	**$6,606**	$6,698	$6,790	$6,884	**$6,979**	$7,075	$7,173	$7,272	**$7,373**	**$7,789**	**$0**
CPLTD-Loan 2	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
CPLTD-Loan 3	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
CPLTD-Loan 4	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
CPLTD-Loan 5	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
CPLTD-Loan 6	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
CPLTD-SBA 504 (Bank)	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
CPLTD-SBA 504 (Bonds)	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Current Liabilities	$6,340	$6,428	$6,516	**$6,606**	$6,698	$6,790	$6,884	**$6,979**	$7,075	$7,173	$7,272	**$7,373**	**$7,789**	**$0**
Long-Term Loan 1	$27,129	$25,489	$23,826	**$22,140**	$20,431	$18,698	$16,942	**$15,161**	$13,356	$11,525	$9,670	**$7,789**	**$0**	**$0**
Long-Term Loan 2	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Long-Term Loan 3	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Long-Term Loan 4	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Long-Term Loan 5	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Long-Term Loan 6	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Long-Term SBA 504 (Bank)	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Long-Term SBA 504 (Bonds)	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Subordinated Officer Debt	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Other	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Total Liabilities	$33,469	$31,916	$30,342	**$28,746**	$27,129	$25,489	$23,826	**$22,140**	$20,431	$18,698	$16,942	**$15,161**	**$7,789**	**$0**
Common Stock	$5,000	$5,000	$5,000	**$5,000**	$5,000	$5,000	$5,000	**$5,000**	$5,000	$5,000	$5,000	**$5,000**	**$5,000**	**$5,000**
Add'l Equity Injections	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**
Retained Earnings	$5,468	$10,957	$16,468	**$22,000**	$30,624	$39,271	$47,940	**$56,632**	$68,362	$80,117	$91,895	**$103,698**	**$103,048**	**$102,814**
- Treasury Stock	($0)	($0)	($0)	**($0)**	($0)	($0)	($0)	**($0)**	($0)	($0)	($0)	**($0)**	**($0)**	**($0)**
Total Owner's Equity	$10,468	$15,957	$21,468	**$27,000**	$35,624	$44,271	$52,940	**$61,632**	$73,362	$85,117	$96,895	**$108,698**	**$108,048**	**$107,814**
TOT LIA & NET WORTH	$43,937	$47,873	$51,810	**$55,747**	$62,753	$69,759	$76,765	**$83,772**	$93,794	$103,815	$113,837	**$123,859**	**$115,836**	**$107,814**
CHECK	$0	$0	$0	**$0**	$0	$0	$0	**$0**	$0	$0	$0	**$0**	**$0**	**$0**

Cajun Spice		
Balance Sheet - unaudited		
For the period ended 12/31/2019		
	Current Period	
	31-Dec-19	
ASSETS		
Current Assets:		
Cash		
Petty Cash	-	
Accounts Receivables	-	
Inventory		
Prepaid Expenses	-	
Employee Advances	-	
Temporary Investments	-	
Total Current Assets	-	
Fixed Assets:		
Land	-	
Buildings	-	
Furniture and Equipment		
Computer Equipment		
Vehicles	-	
Less: Accumulated Depreciation	-	
Total Fixed Assets	-	
Other Assets:		
Trademarks	-	
Patents	-	
Security Deposits		
Other Assets	-	
Total Other Assets	-	
TOTAL ASSETS	$ -	
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	
Business Credit Cards		
Sales Tax Payable	-	

Payroll Liabilities	-	
Other Liabilities	-	
Current Portion of Long-Term Debt	-	
Total Current Liabilities	-	
Long-Term Liabilities:		
Notes Payable		
Mortgage Payable	-	
Less: Current portion of Long-term debt	-	
Total Long-Term Liabilities	-	
	-	
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		
Opening Retained Earnings	-	
Dividends Paid/Owner's Draw	-	
Net Income (Loss)	-	
Total Equity	-	
	-	
TOTAL LIABILITIES & EQUITY		
	$ -	
Balance Sheet Check		
	-	

	Cajun Spice		
	Income Statement - unaudited		
	For the periods ended 12/31/2019		
	Current Period		**Prior Period**
	1/1/2019 - 12/31/2019		**1/1/2018 - 12/31/2018**
REVENUES			
Sales	$ -		$ -
Other Revenue	-		-
TOTAL REVENUES	**-**		**-**
COST OF GOODS SOLD			
Cost of Sales	-		-
Supplies	-		-
Other Direct Costs	-		-
TOTAL COST OF GOODS SOLD	-		-
GROSS PROFIT (LOSS)	-		-
OPERATING EXPENSES			
Advertising and Promotion	-		-
Bank Service Charges	-		-
Business Licenses and Permits	-		-
Computer and Internet	-		-
Depreciation	-		-
Dues and Subscriptions	-		-
Insurance	-		-
Meals and Entertainment	-		-
Miscellaneous Expense	-		-
Office Supplies	-		-
Payroll Processing	-		-
Professional Services - Legal, Accounting	-		-
Occupancy	-		-
Rental Payments	-		-
Salaries	-		-
Payroll Taxes and Benefits	-		-
Travel	-		-
Utilities	-		-
Website Development	-		-
TOTAL OPERATING EXPENSES	-		-

OPERATING PROFIT (LOSS)	-		-
INTEREST (INCOME), EXPENSE & TAXES			
Interest (Income)	-		-
Interest Expense	-		-
Income Tax Expense	-		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-		-
NET INCOME (LOSS)	$ -		$ -

					Current Period		Prior Period
					1/1/2019 - 12/31/2019		**1/1/2018 - 12/31/2018**
CASH FLOWS FROM OPERATING ACTIVITIES:							
	Net Income				-		-
	Adjustments to Reconcile Net Income						
	to Net Cash Flows From Operating Activities:						
		Depreciation			-		-
	Decrease (Increase) in Operating Assets:						
		Trade Accounts Receivable			-		-
		Inventory			-		-
		Prepaid Income Taxes			-		-
	Increase (Decrease) in Operating Liabilities:						
		Accounts Payable			-		-
		Credit Cards Payable			-		-
			Total Adjustments		-		-
	Net Cash Flows From Operating Activities				-		-
CASH FLOWS FROM INVESTING ACTIVITIES:							
	Purchase of Property and Equipment				-		-
	Net Cash Flows From Investing Activities				-		-
CASH FLOWS FROM FINANCING ACTIVITIES:							
	Repayment of Debt				-		-
	Member's Withdrawals				-		-
	Net Cash Flows From Financing Activities				-		-
NET INCREASE (DECREASE) IN CASH					-		-
CASH - BEGINNING					-		-
CASH - ENDING					-		-

Cajun Spice
Statement of Cash Flow - unaudited
For the periods ended 12/31/2019

I, Lindsey Bradshaw, certify that:

1. The financial statements of Cajun Spice included in this Form are true and complete in all material respects; and
2. The tax return information of Cajun Spice has not been included in this Form as Cajun Spice was formed on 09/19/2019 and has not filed a tax return to date.

Signature   *Lindsey Bradshaw*

Name: Lindsey Bradshaw

Title: Owner